SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.                 )*

PDF Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

693282105

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693282

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) U.S. Venture Partners IV, L.P. (“USVP IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,262,750 shares, except that Presidio Management Group IV, L.P. (“PMG IV”), the general partner of USVP IV, may be deemed to have sole voting power with respect to such shares, and William K Bowes, Jr. (“Bowes”), Irwin Federman (“Federman”), Steven M. Krausz (“Krausz”) and Philip M. Young (“Young”), the general partners of PMG IV, may be deemed to have shared voting power with respect to such shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,262,750 shares, except that PMG IV, the general partner of USVP IV, may be deemed to have sole dispositive power with respect to such shares, and Bowes, Federman, Krausz and Young, the general partners of PMG IV, may be deemed to have shared dispositive power with respect to such shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,262,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 693282

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Second Ventures II, L.P. (“SV II”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
275,626 shares, except that PMG IV, the general partner of SV II, may be deemed to have sole voting power with respect to such shares, and Bowes, Federman, Krausz and Young, the general partners of PMG IV, may be deemed to have shared voting power with respect to such shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
275,626 shares, except that PMG IV, the general partner of SV II, may be deemed to have sole dispositive power with respect to such shares, and Bowes, Federman, Krausz and Young, the general partners of PMG IV, may be deemed to have shared dispositive power with respect to such shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,626

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 693282

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) USVP Entrepreneur Partners II, L.P. (“UEP II”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
78,749 shares, except that PMG IV, the general partner of UEP II, may be deemed to have sole voting power with respect to such shares, and Bowes, Federman, Krausz and Young, the general partners of PMG IV, may be deemed to have shared voting power with respect to such shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
78,749 shares, except that PMG IV, the general partner of UEP II, may be deemed to have sole dispositive power with respect to such shares, and Bowes, Federman, Krausz and Young, the general partners of PMG IV, may be deemed to have shared dispositive power with respect to such shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,749

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 693282

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Presidio Management Group IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,617,125 shares, of which 2,262,750 are directly owned by USVP IV, 275,626 are directly owned by SV II and 78,749 are directly owned by UEP II.  PMG IV is the general partner of USVP IV, SV II and UEP II, and may be deemed to have sole voting power with respect to such shares, and Bowes, Federman, Krausz and Young, the general partners of PMG IV, may be deemed to have shared voting power with respect to such shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,617,125 shares, of which 2,262,750 are directly owned by USVP IV, 275,626 are directly owned by SV II and 78,749 are directly owned by UEP II.  PMG IV is the general partner of USVP IV, SV II and UEP II, and may be deemed to have sole dispositive power with respect to such shares, and Bowes, Federman, Krausz and Young, the general partners of PMG IV, may be deemed to have shared dispositive power with respect to such shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,617,125

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 693282

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William K. Bowes, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
2,617,125 shares, of which 2,262,750 are directly owned by USVP IV, 275,626 are directly owned by SV II and 78,749 are directly owned by UEP II.  Bowes is a general partner of PMG IV, the general partner of USVP IV, SV II and UEP II, and may be deemed to have shared voting power with respect to such shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
2,617,125 shares, of which 2,262,750 are directly owned by USVP IV, 275,626 are directly owned by SV II and 78,749 are directly owned by UEP II.  Bowes is a general partner of PMG IV, the general partner of USVP IV, SV II and UEP II, and may be deemed to have shared dispositive power with respect to such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,617,125

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 693282

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Irwin Federman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
2,617,125 shares, of which 2,262,750 are directly owned by USVP IV, 275,626 are directly owned by SV II and 78,749 are directly owned by UEP II.  Federman is a general partner of PMG IV, the general partner of USVP IV, SV II and UEP II, and may be deemed to have shared voting power with respect to such shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
2,617,125 shares, of which 2,262,750 are directly owned by USVP IV, 275,626 are directly owned by SV II and 78,749 are directly owned by UEP II.  Federman is a general partner of PMG IV, the general partner of USVP IV, SV II and UEP II, and may be deemed to have shared dispositive power with respect to such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,617,125

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 693282

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven M. Krausz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
2,617,125 shares, of which 2,262,750 are directly owned by USVP IV, 275,626 are directly owned by SV II and 78,749 are directly owned by UEP II.  Krausz is a general partner of PMG IV, the general partner of USVP IV, SV II and UEP II, and may be deemed to have shared voting power with respect to such shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
2,617,125 shares, of which 2,262,750 are directly owned by USVP IV, 275,626 are directly owned by SV II and 78,749 are directly owned by UEP II.  Krausz is a general partner of PMG IV, the general partner of USVP IV, SV II and UEP II, and may be deemed to have shared dispositive power with respect to such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,617,125

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 693282

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip M. Young

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
2,617,125 shares, of which 2,262,750 are directly owned by USVP IV, 275,626 are directly owned by SV II and 78,749 are directly owned by UEP II.  Young is a general partner of PMG IV, the general partner of USVP IV, SV II and UEP II, and may be deemed to have shared voting power with respect to such shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
2,617,125 shares, of which 2,262,750 are directly owned by USVP IV, 275,626 are directly owned by SV II and 78,749 are directly owned by UEP II.  Young is a general partner of PMG IV, the general partner of USVP IV, SV II and UEP II, and may be deemed to have shared dispositive power with respect to such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,617,125

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4%

12.	Type of Reporting Person (See Instructions) IN

ITEM 1(a).             NAME OF ISSUER:

                                                                                                PDF Solutions, Inc.

ITEM 1(b).                                      ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

                                                                                                333 West San Carlos
Suite 700
San Jose, CA  95110

ITEM 2(a).                                       NAME OF PERSON FILING:

                                                                                                This statement is filed by U.S. Venture Partners IV, L.P. (“USVP IV”), Second Ventures II, L.P. (“SV II”), USVP Entrepreneur Partners II, L.P. (“UEP II”),  Presidio Management Group IV, L.P. (“PMG IV”), William K. Bowes, Jr. (“Bowes”), Irwin Federman (“Federman”), Steven M. Krausz (“Krausz”) and Philip M. Young (“Young”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons”.

                                                                                                PMG IV is the general partner of USVP IV, SV II and UEP II, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by USVP IV, SV II and UEP II.   Bowes, Federman, Krausz and Young are the general partners of PMG IV, and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by USVP IV, SV II and UEP II.

ITEM 2(b).                                      ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

U.S. Venture Partners
2735 Sand Hill Road
Menlo Park, CA  94025

ITEM 2(c)                                          CITIZENSHIP:

                                                                                                USVP IV, UEP II and PMG IV are Delaware limited partnerships, and SV II is a Cayman Islands limited partnership and Bowes, Federman, Krausz and Young are United States citizens.

ITEM 2(d).                                      TITLE OF CLASS OF SECURITIES:

                                                                                                Common Stock

ITEM 2(e).             CUSIP NUMBER:

CUSIP # 693282

ITEM 3.                                                     Not Applicable

ITEM 4.  OWNERSHIP:

                                                                                                The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:

(a)           Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)           Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)           Number of shares as to which such person has:

(i)                                     Sole power to vote or to direct the vote:

                                                See Row 5 of cover page for each Reporting Person.

(ii)                                  Shared power to vote or to direct the vote:

                                                See Row 6 of cover page for each Reporting Person.

(iii)                               Sole power to dispose or to direct the disposition of:

                                                See Row 7 of cover page for each Reporting Person.

(iv)                              Shared power to dispose or to direct the disposition of:

                                                See Row 8 of cover page for each Reporting Person.

ITEM 5.                  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                                                                                                Not applicable.

ITEM 6.                                                     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                                                                                                Under certain circumstances set forth in the limited partnership agreements of USVP IV, SV II, UEP II and PMG IV, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.                                                     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                                                                                                Not applicable.

ITEM 8.                                                     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                                                                                                Not applicable

ITEM 9.                                                     NOTICE OF DISSOLUTION OF GROUP:

                                                                                                Not applicable

ITEM 10.                                               CERTIFICATION:

                                                                                                Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2002

U.S. Venture Partners IV, L.P.	/s/ Michael Maher
By Presidio Management Group IV, L.P.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

Second Ventures II, L.P.	/s/ Michael Maher
By Presidio Management Group IV, L.P.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

USVP Entrepreneur Partners II, L.P.	/s/ Michael Maher
By Presidio Management Group IV, L.P.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

Presidio Management Group IV, L.P.	/s/ Michael Maher
A Delaware Limited Partnership	Signature

Michael Maher
Chief Financial Officer/Attorney-In-Fact

William K. Bowes, Jr.	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Irwin Federman	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Steven M. Krausz	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Philip M. Young	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	16
Exhibit B: Reference to Michael P. Maher as Attorney-In-Fact	18

EXHIBIT A

Agreement of Joint Filing

                      The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of PDF Solutions, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 11, 2002

U.S. Venture Partners IV, L.P.	/s/ Michael Maher
By Presidio Management Group IV, L.P.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

Second Ventures II, L.P.	/s/ Michael Maher
By Presidio Management Group IV, L.P.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

USVP Entrepreneur Partners II, L.P.	/s/ Michael Maher
By Presidio Management Group IV, L.P.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

Presidio Management Group IV, L.P.	/s/ Michael Maher
A Delaware Limited Partnership	Signature

Michael Maher
Chief Financial Officer/Attorney-In-Fact

William K. Bowes, Jr.	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Irwin Federman	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Steven M. Krausz	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Philip M. Young	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

EXHIBIT B

REFERENCE TO MICHAEL MAHER AS ATTORNEY-IN-FACT

                              Michael P. Maher has signed the enclosed documents as Attorney-In-Fact.  Note that copies of the applicable Power of Attorneys are already on file with the appropriate agencies.